Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND RIGHTS OF SERIES A SENIOR CONVERTIBLE
PARTICIPATING PREFERRED STOCK

of

HEARTLAND PAYMENT SYSTEMS, INC.

Pursuant to Section 242 of the General Corporation Law
of the State of Delaware

Heartland Payment Systems, Inc., a Delaware corporation (the “Company”), hereby certifies as follows:

A.                                   The undersigned, Martin J. Uhle, is the duly elected President of the Company.

B.                                     Pursuant to Article 5 of the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Board of Directors of the Company (the “Board”) is authorized to fix the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions (collectively, “Rights and Preferences”), of a series of the Company’s 10,000,000 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).

C.                                     Pursuant to a Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series A Senior Convertible Participating Preferred Stock (the “Series A Preferred Stock Certificate of Designations”), the Board fixed the Rights and Preferences of the Company’s Series A Senior Convertible Participating Preferred Stock (the “Series A Preferred Stock”).

D.                                    The Board, in accordance with the provisions of Section 141(f) and Section 242 of the General Corporation Law of the State of Delaware, has (i) declared advisable that the Series A Preferred Stock Certificate of Designations be amended as set forth in this Certificate of Amendment to Certificate of Designations (the “Certificate of Amendment”), (b) recommended that the Certificate of Amendment be approved and adopted by the Company’s stockholders, including the holders of Series A Preferred Stock, and (c) submitted the Certificate of Amendment to such stockholders for approval and adoption.

E.                                      The Company’s stockholders have duly approved and adopted this Certificate of Amendment in accordance with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware and the provisions of the Series A Preferred Stock Certificate of Designations.

F.                                      Pursuant to the foregoing resolutions of the Board and the Company’s stockholders, in accordance with Sections 103 and 242 of the General Corporation Law of the State of Delaware, the Company hereby amends and replaces the following paragraphs:

(i) paragraph 4(a), regarding liquidation preference, in its entirety to read as follows:

4.                                      Liquidation Preference. (a)  In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of any Junior Securities, the holder of each share of Series A Preferred Stock shall be entitled to receive, and the Company shall pay or distribute to such holder, an amount per share of Series A Preferred Stock equal to the Liquidation Value of such share on the date of distribution, and such holders shall not be entitled to any further payment or distribution.  If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series A Preferred Stock shall be insufficient to pay in full the Liquidation Value of all such shares and the liquidation preference payable on any Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Series A Preferred Stock and any such Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Series A Preferred Stock and any such Parity Securities if all amounts payable thereon were paid in full.  Solely for the purposes of this paragraph 4 and at any time prior to October 2, 2006, any sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company and its Subsidiaries (whether in a single transaction or in a series of related or substantially contemporaneous transactions) and any merger, reorganization, consolidation or other transaction involving the Company in which the holders of the capital stock of the Company immediately prior to such transaction do not retain a majority of the voting power in the continuing entity (whether in a single transaction or in a series of related or substantially contemporaneous transactions) (any of the foregoing transactions, a “Company Sale”) shall be deemed, at the election of holders of at least two-thirds of the shares of Series A Preferred Stock then outstanding, to be a liquidation, dissolution or winding-up of the Company and if such election is made, then the Company may thereupon, at its option, satisfy the obligation described in the first sentence hereof by payment or delivery of, at the option of the Company, (i) the full Liquidation Value of all shares of Series A Preferred Stock in cash or (ii) a new series of preferred stock of the Company or any successor entity resulting from such Company Sale that owns, directly or indirectly, all of the assets of the Company and its Subsidiaries involved in such Company Sale (the “Replacement Preferred”), which Replacement Preferred shall contain the terms set forth on Schedule 1 hereto together with such other terms and conditions as the Board may in good faith determine.  For the avoidance of doubt, as of October 2, 2006 the holders of at least two-thirds of the shares of Series A Preferred Stock shall no longer have the right to elect to have a Company Sale be deemed to be a liquidation, dissolution or winding-up of the Company pursuant to this paragraph 4(a).

(ii) paragraph 11(d), regarding voting rights, in its entirety to read as follows:

In addition, effective October 2, 2006, each share of Series A Preferred Stock then outstanding shall be entitled to that number of votes that is equal to two times the number of shares of Common Stock into which each such share of Series A Preferred Stock could be converted, pursuant to the provisions of paragraph 5 hereof (provided that for purposes of this paragraph 11(d) no adjustment shall be made pursuant to paragraph 5(b)(viii) other than any adjustment made upon an IRR Determination Date).

[Signature Page Follows]

IN WITNESS WHEREOF, Heartland Payment Systems, Inc. has caused this Certificate of Amendment to Certificate of Designations to be signed by the undersigned this 2nd day of August, 2004.

HEARTLAND PAYMENT SYSTEMS, INC.

By:	/s/ Martin J. Uhle
Name: Martin J. Uhle
Title: President

SCHEDULE 1

Heartland Payment Systems, Inc.

Summary of Terms of Replacement Preferred Stock

The Replacement Preferred Stock would be a new series of preferred stock issued by the acquiring or successor entity resulting from the Company Sale that owns, directly or indirectly, all of the assets of the Company and its Subsidiaries involved in such Company Sale (the “Issuer”).  Other than the identity of the issuer and the terms set forth below, the Replacement Preferred Stock would have substantially the same terms and conditions as the Series A Preferred Stock, with any changes as the Board may in good faith determine with the approval of the holders of at least two-thirds of the Series A Preferred Stock outstanding at the time of the Company Sale.  Each holder of shares of Series A Preferred Stock would receive the same number of shares of Replacement Preferred Stock.

Liquidation Preference:	The “Liquidation Value” of the Series A Preferred Stock.

Dividends:

The greater of (1) 15% of the Liquidation Preference at the time of issuance of the Replacement Preferred Stock, payable quarterly in arrears, cumulative from the date of issue and (2) a pari passu share, on an as converted basis, of any dividends declared on the Issuer’s common stock.  The aggregate amount of dividends payable will increase by $1 million on each anniversary of the issuance of the Replacement Preferred Stock.

Dividend Payments:

Dividends may be paid in cash or, at the option of the Issuer, in common stock of the Issuer, but if paid in common stock the number of shares issued must have a value (based on the Current Market Price) equal to 1.2 times the cash dividend amount.

Board Representation:

The holders of the Replacement Preferred Stock will be entitled to representation on the Board of Directors of the Issuer, with votes on the Board at least equal to 3/7 of the total votes of such Issuer’s Board in accordance with the Shareholders’ Agreement.

Conversion Rights:

The Replacement Preferred Stock would be convertible, at the election of each holder, into either:  (1) shares of the Issuer’s common stock on equivalent terms to the terms upon which the Series A Preferred Stock is convertible into the Company’s common stock (except

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that clause (i) of Section 5(a) would read “(i) two times the Accreted Value of such share on the date of conversion, divided by” or (2) cash, shares of common stock or other securities of the Issuer as provided in Section 7(a) of the Certificate of Designations.  In either case, the final two sentences of Section 7(a) of the Certificate of Designations would be given effect.

Voting Rights

Each holder of Replacement Preferred Stock would be entitled to vote on all matters, with the number of votes equal to the greatest number of shares of common stock of the Issuer into which the Replacement Preferred Stock could be converted.  The voting rights set forth in Section 11(b) of the Certificate of Designations would survive and be binding upon the Issuer.

Shareholders Agreement

As a condition to the Company Sale, the Issuer would be required to become a party to and bound by all of the terms and conditions of the Amended and Restated Shareholders’ Agreement dated as of October 11, 2001, as the same may be amended from time to time in accordance with its terms, with all of the rights and obligations of the Company thereunder.

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